GRUPO INDUSTRIAL SALTILLO

For Immediate Release

Grupo Industrial Saltillo Reports Third Quarter 2005 Results

Saltillo, Mexico, October 28, 2005 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three- and nine-month periods ended September 30, 2005[1].

THIRD QUARTER 2005 FINANCIAL HIGHLIGHTS[1]

- Consolidated revenues remained flat at Ps.2,334. In dollar terms, revenues rose 11% year-over-year to US$217 million
- Operating income declined to Ps.0 from Ps.144 million in 3Q04. Operating margin fell to 0% from 6% in 3Q04. Operating income in dollar terms also declined to US$0 million from US$12 million in 3Q04
- Consolidated EBITDA decreased 42% to Ps.181 million. EBITDA margin fell to 8% from 13% in 3Q04. In dollar terms, EBITDA was US$17 million, a YoY drop of 36%
- The company posted a net majority loss of Ps.20 million (US$2 million), or a loss per ordinary share of Ps.0.06 (US$0.04 per ADS). This compares with a net majority gain of Ps.62 million (US$5 million) for 3Q04, or a gain per ordinary share of Ps 0.22 (US$0.11 per ADS).

Third Quarter 2005 Earnings Conference Call
(Please note that the conference call will be held in Spanish)

Date:	Monday, October 31, 2005
Time:	10:00 AM US EST – 9:00 AM Mexico time
Dial Information:	(800) 344-1005 (US); (706) 634-1333 (International)
Passcode:	1704658
Tape Playback:	Starting Monday, October 31, 2005, at 1:00 PM US EST, ending at midnight EST on Friday, November 4, 2005. Dial-in Number: (800) 642-1687 (US), (706) 645-9291 (International). Confirmation Code: 1704658.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of September 30, 2005. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

THIRD QUARTER 2005 CONSOLIDATED HIGHLIGHTS

Revenues

Table 1: Total Sales

	3Q05	2Q05	3Q04	YoY % Change	QoQ % Change	9M 2005	9M 2004	YoY % Change
Revenues (Million Pesos)	2,334	2,315	2,326	0%	1%	6,887	6,397	8%
Metal and Automotive	*1,066*	*1,102*	*1,056*	*1%*	*(3%)*	*3,276*	*2,788*	*18%*
Building Materials	*1,044*	*929*	*1,028*	*2%*	*12%*	*2,841*	*2,813*	*1%*
Housewares	*224*	*285*	*242*	*(8%)*	*(21%)*	*769*	*796*	*(3%)*
Domestic Sales	1,029	987	1,071	(4%)	4%	2,956	3,037	(3%)
Exports	1,305	1,328	1,255	4%	(2%)	3,931	3,361	17%
Revenues (Million Dollars)	217	209	195	11%	4%	624	540	16%
Metal and Automotive	*99*	*100*	*88*	*12%*	*0%*	*296*	*235*	*26%*
Building Materials	*97*	*84*	*86*	*13%*	*16%*	*258*	*237*	*9%*
Housewares	*21*	*26*	*20*	*3%*	*(19%)*	*70*	*67*	*3%*
Volume								
Metal and Automotive				*12%*	*2%*			*14%*
Building Materials				*13%*	*27%*			*6%*
Housewares				*(17%)*	*(15%)*			*(12%)*

Revenues for 3Q05 remained flat at Ps.2,334 million, with increases of 1% at Automotive and 2% at Building Materials, and a decline of 8% at Housewares. Revenues in dollar terms, however, rose by 11%, reflecting the impact of the 5.4% appreciation of the Mexican Peso against the US dollar.

Revenues also reflect the positive impact from certain surcharges implemented throughout the year at the Auto Parts and Iron Blocks and Heads businesses.

Exports for the quarter rose 4% YoY, principally driven by incremental exports to Australia and the U.S. by the Aluminum Foundry business and exports of ceramic tiles and bathroom fixtures.

Outlook

For 4Q05 2005, management expects YoY sales growth to be driven by incremental volumes at the Iron Foundry, principally driven by higher sales volume to Toyota, GM and Caterpillar. Strong volume growth at the Ductile Iron Auto Parts business, mainly a result of the ramping up of new castings, is also expected to drive sales growth. Sales are also anticipated to benefit from increasing volumes of the EV6 aluminum and the new Four Cylinder Head product lines. Management also anticipates continued growth at Building Materials resulting from incremental exports of ceramic tiles and bathroom fixtures to the US, as well as steady domestic demand. Water Heaters revenues; however, are expected to remain relatively stable YoY.

Operating Income

Table 2: Operating Income and EBITDA

	3Q05	2Q05	3Q04	YoY % Change	QoQ % Change	9M 2005	9M 2004	YoY % Change
Operating Income								
Million Pesos	0	57	144	N/A	N/A	95	426	(78%)
Margin	*0%*	*2%*	*6%*			*1%*	*7%*	
Million Dollars	0	5	12	N/A	N/A	9	36	(76%)
EBITDA								
Million Pesos	181	242	313	(42%)	(25%)	650	936	(31%)
Margin	*8%*	*10%*	*13%*			*9%*	*15%*	
Million Dollars	17	22	26	(36%)	(23%)	59	79	(26%)

Operating income for the quarter was Ps.0 compared with Ps.144 million in 3Q04. Operating margin dropped to 0%, from 6% in the period.

This decline is principally explained by: i) higher raw material costs; ii) continued cost overruns across the Metal and Automotive division; iii) higher costs associated with low capacity utilization at the new plants; and iv) lower sales at the Housewares division.

EBITDA for 3Q05 declined 42% YoY to Ps.181 million, with EBITDA margin down to 8% from 13% in 3Q04.

Outlook

For the remainder of the year, management expects consolidated operating income to remain flat YoY, although on a sequential basis it is anticipated to grow driven by improved performance at the Automotive Division and the Ceramic Tiles and Water Heaters business.

Comprehensive Financial Cost (CFC)

Table 3: Comprehensive Financial Cost

	3Q05	2Q05	3Q04	9M05	9MH04
CFC	27	(39)	(13)	25	66
Financial Expenses	68	56	42	169	116
Financial Income	(23)	(25)	(13)	(75)	(48)
Foreign Exchange Fluctuation	11	(17)	(11)	(3)	(53)
Derivatives	(15)	(60)	(7)	(51)	96
Monetary Loss	(15)	6	(24)	(16)	(45)

CFC for the quarter was a loss of Ps.27 million, compared with a gain of Ps.13 million for the same quarter last year. This resulted mainly from financial expenses of Ps.68 million for the quarter and a Ps.11 million foreign exchange loss, as a result of the 5.4% appreciation of the Mexican peso that affected dollar denominated securities.

CFC also reflects financial income of Ps.23 million, a Ps.15 million monetary gain, and a Ps.15 million non-cash gain from the mark-to-market of cross currency swap agreements executed on March 4, 2004 to convert peso denominated debt from the issuance of Certificados Bursatiles to U.S. Dollars.

According to Bulletin C-10 issued in 2003 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies that have contracted commodity swaps to capitalize the difference between the market price and the swap contract price at the end of each reporting period. As a result, for 3Q05 the Company credited shareholder's equity with Ps.160 million and deferred liabilities with Ps.69 million. Both of these figures represent non-cash items.

Total bank debt at September 30, 2005 was Ps.3,080 million (US$286 million), of which 91% is long-term.

Other Income or Expenses

During the quarter, the Company recorded a Ps.10 million extraordinary expense, net, as a result of the sale of fixed assets of the non-core sandpaper business.

Majority Net Income

The company posted a net majority loss of Ps.20 million (US$2 million), or a loss per ordinary share of Ps.0.06 (US$0.04 per ADS). This compares with a net majority gain of Ps.62 million (US$5 million) for 3Q04, or a gain per ordinary share of Ps 0.22 (US$0.11 per ADS).

Capital Expenditures

During the quarter, the Company made capital investments for a total of US$15 million. Of these, US$6 million were invested in the aluminum business, US$5 million in the new porcelain tiles plant in San Luis Potosi, and US$4 million in the iron foundry.

Capital expenditures for the first nine months of fiscal year 2005, were US$41 million, of which US$16 were invested in the porcelain tiles plant, US$16 in the aluminum foundry and US$8 in the iron foundry.

METAL AND AUTOMOTIVE

For 3Q05, Metal and Automotive revenues represented 46% of the Company's consolidated net sales. Revenues in Mexican Pesos are negatively impacted by the the 5.4% appreciation of the Mexican Peso against the US dollar, as 100% of the revenues of this division are tied to the US dollar.

Revenues

Table 4: Sales - Metal and Automotive Division

	3Q05	2Q05	3Q04	YoY % Change	QoQ % Change	9M 2005	9M 2004	YoY % Change
Sales (Million Pesos)	1,066	1,102	1,056	1%	(3%)	3,276	2,788	18%
Sales (Million Dollars)	99	100	88	12%	0%	296	235	26%
*Aluminum B & H (Gasoline)**	*39*	*43*	*31*	*26%*	*(10%)*	*123*	*79*	*57%*
*Iron Engine B & H (Diesel)**	*30*	*25*	*26*	*12%*	*17%*	*81*	*70*	*16%*
*Iron Engine B & H (Gasoline)**	*19*	*22*	*20*	*(2%)*	*(11%)*	*63*	*61*	*4%*
*Iron Autoparts**	*12*	*10*	*7*	*68%*	*13%*	*30*	*17*	*76%*
Volume								
Aluminum B & H (Gasoline)				*19%*	*(2%)*			*31%*
Iron Engine B & H (Diesel)				*6%*	*8%*			*9%*
Iron Engine B & H (Gasoline)				*(2%)*	*(11%)*			*1%*
Iron Autoparts				*75%*	*17%*			*80%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Revenues for 3Q05 rose YoY by 1% to Ps.1,066 million, principally the result of strong growth at the Aluminum and Iron Auto Parts businesses. Sales at the Diesel Engine Blocks & Heads business also contributed to revenue growth, while sales of Engine Blocks & Heads for Gasoline declined slightly. Revenues in US dollars for the same period rose 12%.

- Aluminum Blocks & Heads: Volume rose 19% YoY driven by ongoing strong performance of GM's EV6 engine block launched in 2Q04. To a lower extent, the ramping up of the Four Cylinder Head for GM launched in 1Q05 also contributed to volume growth. Sales, in turn, were up 26% mainly due to an improved product mix.

- Diesel Iron Blocks & Heads: Volume rose 6% YoY as a result of incremental sales to Caterpillar. Revenues, in turn, rose 12%, reflecting a more favorable product mix

- Iron Blocks & Heads for Gasoline: The 2% YoY decline in volume and revenue was mainly due to lower demand from Volkswagen

- Iron Auto Parts: The ongoing ramping up of operations of the Irapuato plant resulted in a 75% YoY increase in volume. Revenues, however, rose 68% reflecting a lower priced average product mix

Outlook

For 4Q05 management expects YoY sales growth to be driven by incremental volumes at the Gasoline and Diesel Iron Foundries. Strong volume growth at the Ductile Iron Auto Parts business driven by new customer and product lines is also expected to

drive sales growth. Sales are also anticipated to benefit from increasing volumes at the aluminum business.

Operating Income, EBITDA and Margin

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	3Q05	2Q05	3Q04	YoY % Change	QoQ % Change	9M 2005	9M 2004	YoY % Change
Operating Income								
Million Pesos	(101)	(39)	16	N/A	161%	(145)	48	N/A
Margin	*(9%)*	*(4%)*	*1%*			*(4%)*	*2%*	
Million Dollars	(9)	(3)	1	N/A	169%	(13)	4	N/A
EBITDA								
Million Pesos	(2)	63	108	N/A	N/A	155	321	(52%)
Margin	*(0%)*	*6%*	*10%*			*5%*	*12%*	
Million Dollars	(0)	6	9	N/A	N/A	14	27	(49%)

During the quarter, the division posted a Ps.101 million operating loss, compared with a Ps.16 million operating gain in 3Q04. Operating margin fell to negative 9% from positive 1% in 3Q04. EBITDA for the quarter was negative Ps.2 million, compared with a Ps.108 million gain in 3Q04. EBITDA margin fell to 0% from 10% in 3Q04.

This operating loss is principally explained by:

- Incremental cost overruns at the Auto Parts business and to a lesser extent, at the Diesel and Gasoline Iron Blocks and Heads and Aluminum businesses. Management continues to implement major corrective measures at the four businesses
- Higher depreciation and other costs associated with the ramping up: the Irapuato plant and the Four Cylinder Aluminum Head production line

Measures Implemented to Resolve Cost Overruns

Management continues to address the cost overruns at these businesses in order to improve execution, quality and customer service. Towards the end of the quarter, the scrap index, a standard quality indicator for the industry, began showing a slight improvement at the Iron Block and Heads business.

Outlook

For the remainder of the year, the Company expects a slight continued sequential recovery in operating income as a result of quality improvements and productivity gains at the Iron and Auto Parts businesses. Year-over-year, however, operating income will show a slight decline.

BUILDING MATERIALS

For 3Q05, Building Materials revenues represented 45% of the Company's consolidated net sales.

Revenues

Table 6: Sales - Building Materials Division

	3Q05	2Q05	3Q04	YoY % Change	QoQ % Change	9M 2005	9M 2004	YoY % Change
Sales (Million Pesos)	1,044	929	1,028	2%	12%	2,841	2,813	1%
*Ceramic Tiles**	*628*	*589*	*592*	*6%*	*7%*	*1,705*	*1,635*	*4%*
*Water Heaters**	*214*	*135*	*256*	*(16%)*	*59%*	*547*	*618*	*(11%)*
*Bathroom Fixtures**	*156*	*147*	*148*	*5%*	*6%*	*432*	*426*	*1%*
Volume								
Ceramic Tiles				*12%*	*7%*			*9%*
Water Heaters				*(13%)*	*52%*			*(14%)*
Bathroom Fixtures				*26%*	*8%*			*15%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 80% of total sales of this division.

Revenues for 3Q05 rose 2% YoY to Ps.1,044 million, driven by growth at Ceramic Tiles and Bathroom Fixtures, which more than offset the decline in Water Heater. Revenues in US dollars for the same period rose 13%.

- Ceramic Tiles: the 12% volume growth was mainly driven by a strong increase in exports to the U.S. as they continue to be an important leg of the Company's growth strategy for its Ceramic Tiles business following new housing construction in the US. Volumes to the domestic market grew slightly. Ceramic tiles sales however, rose by 6%, reflecting the strength of the Mexican Peso and a large proportion of low-end products in the domestic market

- Water Heaters: volumes fell 13% YoY as 3Q04 sales were unusually high in anticipation of an announced price increase that was effective in 4Q04. Revenues were down 16%, also reflecting higher sales for 3Q04 which did not deduct discounts given to clients and which were subsequently adjusted in 1Q05. To a lesser extent, revenues also reflect a weaker product mix

- Bathroom Fixtures: showed a strong recovery in volume, up 26% YoY. Growth was principally the result of strong new housing activity in the US and to a lower extent in Mexico. Export volumes, rose 40% YoY, while volumes to the domestic market grew 21%. Sales in turn, rose 5%, reflecting the strength of the Mexican Peso and a large proportion of low-end products in the domestic market

Outlook

For 4Q05 management anticipates sales to remain stable. In 4Q04 sales were positively impacted by inventory build-up by independent distributors in anticipation of certain changes in fiscal regulations in effect as of 1Q05. This effect is not expected in 4Q05.

Operating Income, EBITDA and Margins

Table 7: Operating Income and EBITDA - Building Materials Division

	3Q05	2Q05	3Q04	YoY % Change	QoQ % Change	9M 2005	9M 2004	YoY % Change
Operating Income								
Million Pesos	128	71	138	(7%)	82%	225	338	(33%)
Margin	*12%*	*8%*	*13%*			*8%*	*12%*	
Million Dollars	12	6	12	3%	87%	21	29	(28%)
EBITDA								
Million Pesos	196	140	203	(3%)	41%	436	534	(18%)
Margin	*19%*	*15%*	*20%*			*15%*	*19%*	
Million Dollars	18	13	17	7%	45%	40	45	(12%)

Operating income for 3Q05 declined 7% YoY to Ps.128 million, with margin down to 12% from 13% in 3Q05. EBITDA fell 3% in the same period, with margin down to 19% from 20% in 3Q04.

The decline in operating income resulted principally from:

- Higher depreciation costs as a result of the new Chihuahua ceramic tiles plant. Although capacity utilization continues to improve, this plant is very close to reaching break-even levels
- Higher YoY steel prices, which negatively impacted the Water Heaters business

This was partially offset by:

- A Ps.5.4 million reimbursement from the insurance company in connection with the recall of faulty merchandise in 2004
- Productivity gains at the Bathroom Fixtures business

Outlook

For 4Q05 management expects a slight YoY recovery in operating income through higher capacity utilization at Ceramic Tiles and Water Heaters, and continued improved performance at Bathroom Fixtures.

HOUSEWARES

For 3Q05, Housewares revenues represented 9% of the Company's consolidated net sales.

Revenues

Table 8: Sales - Housewares Division

	3Q05	2Q05	3Q04	YoY % Change	QoQ % Change	9M 2005	9M 2004	YoY % Change
Sales (Million Pesos)	224	285	242	(8%)	(21%)	769	796	(3%)
*Kitchenware Products**	*158*	*202*	*184*	*(14%)*	*(22%)*	*546*	*586*	*(7%)*
*Tableware Products**	*62*	*79*	*51*	*21%*	*(22%)*	*214*	*194*	*10%*
Volume								
Kitchenware Products				*(15%)*	*(12%)*			*(15%)*
Tableware Products				*(24%)*	*(24%)*			*(6%)*

Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales of this division.

Revenues for 3Q05 fell YoY by 8% to Ps.224 million, with a positive performance at Tableware and weaker sales at Kitchenware.

- Kitchenware: volume declined 15% with sales down 14%, reflecting a combination of direct competition from imported products and indirect competition from other categories as retailers increase credit to consumers, who can now afford a wider range of products
- Tableware: volume fell 24% with sales up 21%, reflecting a better product mix

Outlook

For 4Q05, management expects Y0Y stable sales, in line with domestic demand.

Operating Income, EBITDA and Margins

Table 9: Operating Income and EBITDA - Housewares Division

	3Q05	2Q05	3Q04	YoY % Change	QoQ % Change	9M 2005	9M 2004	YoY % Change
Operating Income								
Million Pesos	(27)	25	(10)	172%	N/A	15	39	(62%)
Margin	*(12%)*	*9%*	*(4%)*			*2%*	*5%*	
Million Dollars	(3)	2	(1)	202%	N/A	1	3	(64%)
EBITDA								
Million Pesos	(13)	39	3	N/A	N/A	59	81	(28%)
Margin	*(6%)*	*14%*	*1%*			*8%*	*10%*	
Million Dollars	(1)	4	0	N/A	N/A	5	7	(25%)

During 3Q05 operating income fell to negative Ps.27 million, with margin down to negative 12% from negative 4% in 3Q04. EBITDA for the quarter was negative Ps.13 million, representing a negative EBITDA margin of 6%, down from 1% in 3Q04.

The decline in operating income was principally due to lower sales and a one-time charge of Ps.8.5 million in connection with penalties and interest for late payment of value added taxes, and benefits paid to plant employees that were not booked on time.

Outlook

For 4Q05 management expects operating income to remain stable YoY in line with revenue performance.

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$755 million for fiscal year 2004. The Metal and Automotive segment operates Castech, an aluminum foundry as well as the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone Group
Susan Borinelli
Tel.: 646-452-2333
E-mail: sborinelli@breakstone-group.com

Michael Fehle
Tel: 646-452-2336
E-mail: mfehle@breakstone-group.com

- FINANCIAL TABLES TO FOLLOW -

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of September 30, 2005)

	As of September 30,	
	2005	**2004**
ASSETS		
Current		
Cash and temporary investments	980	732
Trade receivables, net	2,008	2,149
Other receivables	219	509
Inventories	943	992
Other assets	472	27
Property, Plant and Equipment	**6,514**	**6,634**
Other Assets	**867**	**833**
TOTAL ASSETS	**12,004**	**11,877**
LIABILITIES		
Current		
Short term debt	177	352
Current portion of long term debt	86	66
Suppliers	1,201	1,083
Other liabilities (Income tax, EPS, and others)	572	1,131
Long term		
Long term debt	2,817	2,297
Deferred taxes	749	829
Long term sundry creditors	59	243
Stockholders' Equity	**6,341**	**5,876**
Total Liabilities and Stockholders' Equity	**12,004**	**11,877**

Financial Structure

	Third Quarter	
	2005	**2004**
Net Debt	2,167	2,418
Cash Position	980	732
EBITDA/Interest Expense[1]	4x	9x
Debt to EBITDA[2]	2.94	2.23

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of September 30, 2005)

INCOME STATEMENT	Three-Month Period Ended September 30			Nine-Month Period Ended September 30		
	2005	2004	% Change	2005	2004	% Change
Net Sales	**2,334**	**2,326**	**0%**	**6,887**	**6,397**	**8%**
Metal Mechanical Division	1,066	1,056	1%	3,276	2,788	18%
Building Materials Division	1,044	1,028	2%	2,841	2,813	1%
Housewares Division	224	242	(8%)	769	796	(3%)
Cost of Sales	2,008	1,817	11%	5,852	5,160	13%
Operating expenses	326	365	(11%)	940	812	16%
Operating income	**0**	**144**	**N/A**	**95**	**426**	**(78%)**
Metal Mechanical Division	(101)	16	N/A	(145)	48	N/A
Building Materials Division	128	138	(7%)	225	338	(33%)
Housewares Division	(27)	(10)	172%	15	39	(62%)
EBITDA	**181**	**313**	**(42%)**	**650**	**936**	**(31%)**
Metal Mechanical Division	(2)	108	N/A	155	321	(52%)
Building Materials Division	196	203	(3%)	436	534	(18%)
Housewares Division	(13)	3	N/A	59	81	(28%)
Comprehensive Financial Cost	**27**	**(13)**		**25**	**66**	
Financial expenses	68	42		169	116	
Financial income	(23)	(13)		(75)	(48)	
Foreign exchange fluctuation	11	(11)		(3)	(53)	
Derivatives	(15)	(7)		(51)	96	
Monetary gains	(15)	(24)		(16)	(45)	
Other Expenses, Net	10	22		(6)	45	
Income Tax	(23)	60		4	116	
Employees' profit sharing	3	(3)		13	8	
Net Income	**(16)**	**80**	**N/A**	**64**	**196**	**(67%)**
Minority Interest	4	18	(79%)	50	32	58%
Net Income of Majority Interest	**(20)**	**62**	**N/A**	**14**	**165**	**(92%)**
Net Income per Share	(0.06)	0.22	N/A	0.04	0.58	(92%)
Net Income per ADS	(0.39)	1.29	N/A	0.27	3.45	(92%)
Operating cash flow per share	0.60	1.09	(46%)	2.14	3.27	(35%)
Operating cash flow per ADS	3.58	6.57	(46%)	12.82	19.64	(35%)
# of Shares Outstanding	304,109	286,120		304,109	286,120	

MARGINS	Three Month Period Ended September 30		Nine Month Period Ended September 30	
	2005	2004	2005	2004
Operating Margin	**0%**	**6%**	**1%**	**7%**
Metal Mechanical Division	*(9%)*	*1%*	*(4%)*	*2%*
Building Materials Division	*12%*	*13%*	*8%*	*12%*
Housewares Division	*(12%)*	*(4%)*	*2%*	*5%*
EBITDA Margin	**8%**	**13%**	**9%**	**15%**
Metal Mechanical Division	*0%*	*10%*	*5%*	*12%*
Building Materials Division	*19%*	*20%*	*15%*	*19%*
Housewares Division	*(6%)*	*1%*	*8%*	*10%*
Net Income Margin	**(1%)**	**3%**	**0%**	**3%**